Exhibit 21.1
Subsidiaries of MetroCorp Bancshares, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

MC Bancshares of Delaware, Inc.	Delaware
MetroBank, N.A.	United States
First United Bank	California
MCBI Statutory Trust I	Delaware
AFC-Metro Corporation	Texas